Exhibit B.I – Information about the reorganization

(pursuant to Exhibit 20-A of CVM Instruction 481/09)

In compliance with the provisions of article 20-A of the CVM Instruction 481/09, the Company discloses the following information for the execution of the Extraordinary Shareholders’ Meeting:

1.                  Protocol and justification for the transaction, pursuant to articles 224 and 225 of Law 6404, of 1976.

The Protocol and Justification for the Partial Spin-off of Arosuco Aromas e Sucos Ltda. with the Merger of the Spun-off Portion into Ambev S.A. executed on March 26, 2018 (“Protocol and Justification”) among the partners of Arosuco Aromas e Sucos Ltda. (CNPJ No. 03.134.910/0001-55) (“Arosuco”) and the managers of Ambev S.A. (“Company”) with the purpose of establishing the general basis of the partial spin-off of Arosuco (“Partial Spin-off), followed by the merger of the spun-off portion into Ambev (“Merger” and, together with the Partial Spin-off, “Reorganization”) can be found in Exhibit B.I.1 to this Proposal.

2.                  Other agreements, contracts and pre-contracts governing voting rights or the transfer of shares issued by the companies subsisting or resulting from the transaction, filed at the Company’s head offices or those to which the Company’s controlling shareholder is party.

There are no agreements, contracts or pre-contracts, with the exception of the agreement among the shareholders of  the Company, pursuant to section 12 of this Exhibit B.I.

3.                  Description of the transaction, including:

(a)                Terms and conditions:

As a preliminary step to the Reorganization, it will be approved the partial spin-off of CRBS S.A. (CNPJ/MF No. 56.228.356/0001-31), with the merger of the spun-off portion into Arosuco (“Spin-off of CRBS”), it being certain that on the date of the Spin-off of CRBS, the totality of shares issued by CRBS S.A. will be owned by Arosuco.

On the same date of the Spin-off of CRBS, it is expected to be approved the Reorganization, which will be carried out in such a manner that Ambev, on the date hereof, owner of 99.7% of the corporate interest representing the capital stock of Arosuco and that, immediately prior to the Partial Spin-off, will be the holder of 100% of the corporate interest representing the capital stock of Arosuco, receives the spun-off portion of Arosuco, which corresponds to the same assets and liabilities that compose the spun-off portion of CRBS (“Spun-off Portion”), by its relevant book value, based on certain assets and liabilities of the balance sheet dated as of February 28, 2018 (the effects of the merger of the Spun-off Portion into Arosuco within the scope of the Spin-off of CRBS are already considered - “Base Date”), including the real estate registered under No. 41.970 with the Real Estate Registry Office of Diadema, in the State of São Paulo, as listed in Exhibit B.I.1(e). The equity variations of Arosuco related to the elements of the Spun-Off Portion, calculated as of the Base Date, will be appropriated by the Company.

The Merger will not result in an increase or a reduction in the shareholders’ equity or capital stock of the Company, since the Spun-off Portion is already wholly reflected in the Company’s shareholders’ equity as a result of the application of the relevant accounting rules, it being certain that, on the date of the Reorganization, the totality of the quotas representing the capital stock of Arosuco will be owned by the Company.

The Partial Spin-off will be carried out without joint and several liability between Arosuco and the Company, under article 233, sole paragraph, of Law No. 6,404/76, and the Company is, therefore, responsible only for the rights and obligations that are transferred to it within the scope of the Spun-off Portion.

(b)     Obligations to indemnify: (i) the managers of any of the companies involved; (ii) in the event the transaction does not go ahead.

There are no obligations to indemnify.

(c)      Comparative table of the rights, advantages and restrictions involving shares of the companies involved in or resulting from the transaction, before or after it.

Before and after the Reorganization, the Company’s shares and the Arosuco’s quotas will retain the same rights and advantages.

(d)     Need for approval by debenture holders and other creditors, as the case may be.

Not applicable

(e)     Assets and liabilities that will comprise each portion of the equity, in the event of a split.

The assets and liabilities that will compose the Spun-off Portion are listed in Exhibit B.I.3(e) hereto.

(f)       Intention of the resulting companies to obtain registration as issuers of negotiable securities.

The Company is already registered as a Category A public company.

4.        Plans for carrying out the company’s business, above all with regard to any specific corporate events it is intended to promote.

The Company and Arosuco will continue to engage in the production and sale of beers, concentrates, soft drinks and other beverages. The Company’s and Arosuco’s business purpose will suffer no change.

The Partial Spin-off will result in the reduction of Arosuco’s capital stock in an amount equivalent to the valuation of the Spun-off Portion, that is, in R$ 43,706,764.74, upon the cancellation of 4,370,676,474 quotas, already considering the effects of the splitting of the quotas of Arosuco to be decided immediately before the Partial Spin-Off, reducing its capital stock from R$ 77,508,006.28 to R$ 33.801.241,54 represented by 3,380,124,154 quotas, with the consequent amendment of the article 5 of its articles of association.

The Reorganization does not represent any interruption in the activities or investments of Arosuco.

5.        Analysis of the following aspects of the transaction:

(a)      Description of the key benefits expected, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages.

The aim of the Reorganization is the optimization of the operational structure of Ambev and its subsidiaries, by dividing assets and liabilities among them in a more efficient manner, being, therefore, advantageous to the parties and, consequently, to the shareholders of Ambev.

(b)     Costs.

The managements of the companies involved estimate that the costs of the Reorganization are approximately R$ 2,000,000.00, which includes advertising expenses, appraisers, lawyers, the adaptation of operating systems and other professionals hired to advise on the transaction.

(c)      Risk factors.

The Reorganization seeks to optimize the operational activities of Ambev and its subsidiaries. Within this context, the integration process of the distribution activities represented by the Spun-off Portion, as proposed, risks delay due to the procedures for organization and legal enrollments (CNPJ - Corporate Taxpayer Identification Number - and state registries) related to each new branch of Ambev that will develop such activities, in addition to the relevant operating permits, which may lead to financial losses resulting from said delay.

(d)     In case a transaction with a related party is involved, any alternatives that could have been employed to achieve the same objectives, indicating the reasons why those alternatives were ruled out.

The purpose of the Reorganization is the merger of the Spun-off Portion into the Company for the reasons described under item 5.(a).

As an alternative to the envisaged Reorganization, the same goal may be achieved by means of the purchase of assets or goodwill.

Considering that the Company, immediately prior to the Reorganization, will be the direct owner of 100% of the quotas representing the capital stock of Arosuco and to the extent that the Spun-off Portion is already fully reflected on the owner’s equity of the Company, as a result of the application of the relevant accounting rules, the adoption of other alternatives would result in more elevated costs to implement the envisaged Reorganization.

(e)     Share exchange ratio.

Not applicable, as a result of the provisions of item 3.(a) above.

(f) In transactions involving parent companies, subsidiaries or companies under common control: (i) The share exchange ratio of shares calculated in accordance with article 264 of Law No. 6404, of 1976. (ii) Detailed description of the process for negotiating the share exchange ratio and the other terms and conditions of the transaction. (iii) Where the transaction has been preceded, in the last twelve (12) months, by the acquisition of control or the acquisition of an equity interest in the controlling block: (a) Comparative analysis of the share exchange ratio and price paid for acquiring control; and (b) Reasons that justify evaluation differences in the various transactions, as the case may be. (iv)           Justification as to why the share exchange ratio is commutative, describing the procedures and criteria adopted to ensure the commutative nature of the transaction or, where the share exchange ratio is not commutative, a breakdown of the payment or equivalent methods adopted to ensure proper compensation.

Considering the provisions of items 5. (e) and (d) above, the shares of the Company will not be issued and, thus, there is no substitution relation.

Concerning the requirement set forth in article 264 of Law No. 6,404/76, since there won’t be other members, whether or not majority, in Arosuco, the Company has made a consultation to CVM on the needless of elaboration of the reports set forth under article 264 of Law No. 6,404/76, for the purposes of the Reorganization, and he Superintendence of Business Relations of CVM, due to the circumstances of the concrete case, based on item I, subitem “b” of the CVM Resolution No. 559/08, item “b”, understood that the acting of CVM would not be justified concerning the requirement of the elaboration of the reports mentioned in article 264 of Law No. 6,404/76, for the purposes of the Reorganization, under the terms of the Official Letter No. 86/2018/CVM/SEP/GEA-2 dated as of March 22, 2018.

6.        Copies of the minutes of all meetings of the board of directors, the fiscal council and special committees in which the transaction was discussed, including dissenting votes, if any.

The minutes of the meeting of the Board of Directors and the opinion of the Fiscal Council of the Company that approved the Protocol and Justification can be found in Exhibit B.I.6 to this Proposal.

7.        Copies of studies, presentations, reports, opinions or appraisal reports of those involved in the transaction, made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report can be found in Exhibit B.I.7 to this Proposal.

7.1. Identification of conflicts of interest, if any, between the financial institutions, companies and the professionals that drafted the documents mentioned in section 7, as well as the companies involved in the transaction.

None.

8.        Projects for bylaws or statutory amendments to the companies resulting from the transaction.

The Company’s bylaws will not be amended on account of the Reorganization.

As a result of the provisions of item 4 above, the article  5 of the articles of organization of Arosuco will be amended, and will be in effect with the following and new wording:

“Article 5 – The capital stock, fully subscribed and paid in national currency is of thirty-three million, eight hundred and one thousand, two hundred and forty-one Brazilian reais and fifty-four cents (R$ 33,801,241.54), divided into three billion, three hundred and eighty million, one hundred and twenty-four thousand, one hundred and fifty-four (3,380,124,154) quotas, at par value of one cent (R$ 0,01) each one, whose totality is owned by the member Ambev S.A.

Sole paragraph – The member Ambev S.A. undertakes to recompose the plurality of partners, within the term of 180 days as of April 27, 2018.”

9.                  Financial statements used for the purpose of the transactions, pursuant to specific rules.

The financial statements as of February 28, 2018 of Arosuco can be found in Exhibit B.I.9 to this Proposal.

10.              Pro forma financial statements used for the purpose of the transactions, pursuant to specific rules.

Not applicable, given that the Reorganization will be carried out without any dilution of the current shareholders and members of the Company and of Arosuco, applying, therefore, the exception provided for in article 10 of CVM Instruction No. 565/15.

11.              Document containing information about the companies directly involved which are not corporations.

(a) Risk factors in accordance with sections 4.1 and 4.2 of the reference form.

The risk factors related to the Spun-off Portion are already reflected on items 4.1 and 4.2 of the Reference Form of the Company.

(b) Description of the key changes in the risk factors that took place during the previous fiscal year and the expectation regarding higher or lower exposure to risks as a result of the transaction, in accordance with section 5.4 of the reference form.

Not applicable. There will be no reduction or increase of the risk exposure as a result of the Reorganization.

(c) Description of its activities, as per sections 7.1, 7.2, 7.3 and 7.4 of the reference form.

7.1 Give a brief description of the activities in which the issuer and its subsidiaries are engaged.

The activity related to the Spun-off Portion concerns the distribution of beers, draught beers, soft drinks and other non-carbonated and non-alcoholic beverages of Ambev and its subsidiaries.

7.2 For each operating segment mentioned in the last fiscal year end financial statements or, where applicable, in the consolidated financial statements, provide the following information:

(a)           marketed products and services.

Beverage services.

(b)           revenue from the segment and its share in the issuer’s net revenues and profit or loss from the segment and its share in the issuer’s net profit.

Not applicable.

(c)                    profit or loss from the segment and its share in the issuer’s net profit.

Not applicable.

7.3 For products and services corresponding to the operating segments disclosed in item 7.2, describe:

(a)                manufacturing process characteristics.

Not applicable,

(b)        distribution process characteristics.

The characteristics of the distribution process related to the Spun-off Portion are reflected in item 7.3 of the Reference Form of the Company.

(c)           operating market characteristics, especially (i) share of each market; and (ii) competitive conditions in those markets.

The characteristics of the market related to the Spun-off Portion are reflected in item 7.3 of the Reference Form of the Company.

(d)                any seasonality.

The characteristics of the seasonality related to the Spun-off Portion are reflected in item 7.3 of the Reference Form of the Company.

(e)                main inputs and raw materials, stating: (i) description of relationships with suppliers, including whether they are subject to government control or regulation, identifying the agencies and their applicable legislation; (ii) possible dependence on few suppliers; and (iii) possible price volatility.

7.4 Indicate any clients responsible for more than 10% of the total net income, informing: (a) the total amount of revenues from clients; and (b) operational segments affected by the revenues from clients.

Not applicable.

(d)               Business group description, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form

Arosuco:

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Quotas Held	e) Percentage Interest	g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Total	Total
Ambev S.A.	Brazil	07.526.557/0001-00	335	99.7%	No	Not applicable	09/06/2016
CRBS S.A.	Brazil	Not applicable	1	0.3%	No	Not applicable	9/06/2016

Item 15.3 of the reference form

Arosuco:

Last change dated	09/06/2016
Number of individual shareholders (Units)	0
Number of corporate shareholders (Units)	2
Number of institutional investors (Units)	0

Outstanding shares.

There aren’t.

Item 15.4 of the reference form.

MH Telles
JP Lemann
CA Sicupira
100%
Sta Maria Isabel CV
Netherlands
99.6%
Inpar VOF
Netherlands
100%
Santa Carolina
Netherlands
100%
Alfa T Holding
Jersey
100%
Stichting Enable
Netherlands
100%
MHT Benefit Holding Company
Beta Holding Ltd.
Jersey
100%
MCMT Holdings
Jersey
99.99%
Inpar Investment Fund
Netherlands
100%
CCHHS Holding Ltd.
Jersey
100 %
100%
Santa Paciencia
Bahamas
100%
Santa Heloisa
Bahamas
Santa Erika
Bahamas
19.9273%
24.728%
55.3448%
0.19 %
S-BR Global
Bahamas
100 % **
BR Global
Bahamas
83.64% *
16.36% *
BRC
Luxembourg
50.0%
1.94 %
Stichting AK
Netherlands
34.29%
ABInBev
Belgium

* BRC has issued several classes of shares, which represent several underlying investments made by BRC in other companies. S-BR Global and BR Global together hold 100% of the shares of the class which is representing BRC's stake in Anheuser–Busch InBev SA / NV.

** S-BR Global holds 100% of voting shares issued by BR Global.

Information provided the by the controlling shareholder.

tem 15.5 of the reference form.

There is no partners agreement filed in the headquarters of Arosuco.

Item 15.6 of the reference form.

Not applicable for Arosuco.

Item 15.7 of the reference form.

There isn’t in Arosuco.

Item 15.8 of the reference form.

No other relevant information about Arosuco.

(e) Capital stock description, according to item 17.1 of the reference form.

The fully subscribed and paid-in capital stock of Arosuco, in national currency, on the date hereof, amounts to R$ 77,508,006.28, divided into 336 quotas of par value of R$230,678.59 each, distributed as follows:

(i)         Ambev S.A.: 335 quotas; and

(ii)        CRBS S.A.: 1 quota.

12.              Description of capital and control structure after the transaction, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Company

(a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			f) Shareholders Agreement	g) Legal representative's name and taxpayer no.	h) Date last altered
			Common	Preferred	Total	Common	Preferred	Total
1. InterBrew International BV	Netherlands	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.71	-	53.71	Yes	N/A	12/31/2016
1.1. Anheuser-Busch InBev Nederland Holding BV	Netherlands	-	402,073	-	402,073	100	-	100	-	N/A	05/20/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57,30	-	57,30	-	N/A	05/13/2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	06/30/2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42.70	-	42.70		N/A	05/13/2009
Netherlands	Netherlands	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
1.1.2.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010
1.1.2.1.2 BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.1.2.1BR Global Investments Limited	Bahamas	-	-	30,434,178	30,434,178	-	100	16.36137	No	N/A	06/20/2017

1.1.2.1.2.2. S-BR Global Investments Limited	Bahamas	-	15,557,832,203	-	15,557,832,203	100	-	83.63863	Yes	N/A	06/20/2017
1.1.2.1.2.2.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017
1.1.2.1.2.2.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
1.1.2.1.2.2.1.1.1Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99,998725%	-	99.998725	No	N/A	06/20/2017
1.1.2.1.2.2.1.1.1.1Inpar VOF	Netherlands	-	-	-	-	100		100	No	N/A	06/20/2017
1.1.2.1.2.2.1.1.1.1.1 Jorge Paulo Lemann	Brazil/ Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	20/06/2017
1.1.2.1.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
1.1.2.1.2.2.2.1 CCCHHS Holdings Ltd.	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	10/25/2017
1.1.2.1.2.2.2.1.1 Beta Holding Ltd.	Jersey	-	100	-	10,000	100	-	1	-	N/A	10/25/2017
1.1.2.1.2.2.2.1.1.1 Santa Carolina CV	Netherlands	-	87,393,284	-	87,393,284	100	-	100	-	N/A	10/25/2017
1.1.2.1.2.2.2.1.1.1.1 Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017

1.1.2.1.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23,6593	24,7280	No	N/A	06/20/2017
1.1.2.1.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
1.1.2.1.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	10,000	100	-	1	-	N/A	06/20/2017
1.1.2.1.2.2.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
1.1.2.1.2.2.4.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	06/20/2017
1.1.2.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
1.1.2.3 BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	10/11/2016
1.1.2.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
2. AmBrew S.A.	Luxembourg	06.250.266/0001-79	1,284,309,014	-	1,284,309,014	8.17	-	8.17	Yes	N/A	12/31/2016
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	12/15/2010
2.1.1. Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
2.1.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	12/20/2010

2.1.1.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.1.2.1 BR Global Investiments Limited	Bahamas	-	-	30,434,178	30,434,178	-	100	16.36137	No	N/A	06/20/2017
2.1.1.2.2 S-BR Global Investments Limited	Bahamas	-	155,578,322	-	155,578,322	100	-	83.63863	Yes	N/A	06/20/2017
2.1.1.2.2.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017
2.1.1.2.2.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
2.1.1.2.2.1.1.1Stichting Enable	Netherlands	-	188,379,030.843	-	188,379,030.843	99.998725	-	99.998725	No	N/A	06/20/2017
2.1.1.2.2.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100		100	No	N/A	06/20/2017
2.1.1.2.2.1.1.1.1.1 Jorge Paulo Lemann	Brazil/ Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	20/06/2017
2.1.1.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
2.1.1.2.2.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	100	-	100	No	N/A	06/20/2017
2.1.1.2.2.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017

2.1.1.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	06/20/2017
2.1.1.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
2.1.1.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	10,000	100	-	100	-	N/A	06/20/2017
2.1.1.2.2.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
2.1.1.2.2.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91-	-	-	-	-	-	100	-	N/A	06/20/2017
2.1.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
2.1.3 BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	10/11/2016
2.1.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
3. FAHZ	Brazil	60.480.480/0001-67	1,605,713,901	-	1,605,713,901	10.21	-	10.21	Yes	N/A	12/31/2017
4. Other	-	-	4,341,905,948	-	4,341,905,948	27.62	-	27.62	No	N/A	12/31/2017
5. Treasury	-	-	7,394,037	-	7,394,037	0.047	-	0.047	-	N/A	12/31/2017
Total	-	-	15,717,615,419	-	15,717,615,419	-	-	-	-	N/A	-

Arosuco:

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Quotas Held	e) Percentage Interest	g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Total	Total
Ambev S.A.	Brazil	07.526.557/0001-00	3,380,124,154	100%	No	Not applicable	04/27/2018

Item 15.3 of the reference form.

Company

Last change dated	03/19/2018
Number of individual shareholders (Units)	52,265
Number of corporate shareholders (Units)	1,922
Number of institutional investors (Units)	875

Outstanding Shares

Outstanding shares corresponding to all the Company’s shares, except for those held by the controlling company, by related parties, by the Company’s management, and treasury stock.

Number of common shares (Units)	4,341,194,662	27.62%
Number of preferred shares (Units)	0	0%
Total	4,341,194,662	27.62%

Arosuco:

Last change dated	04/27/18
Number of individual shareholders (Units)	0
Number of corporate shareholders (Units)	2
Number of institutional investors (Units)	0

Outstanding Shares

There isn’t.

Item 15.4 of the reference form.

MH Telles
JP Lemann
CA Sicupira
100%
Sta Maria Isabel CV
Netherlands
99.6%
Inpar VOF
Netherlands
Santa Carolina
Netherlands
100%
Alfa T Holding
Jersey
100%
Stichting Enable
Netherlands
MHT Benefit Holding Company
Beta Holding Ltd.
Jersey
100%
MCMT Holdings
Jersey
99.99%
Inpar Investment Fund
Netherlands
CCHHS Holding Ltd.
Jersey
100 %
Santa Paciencia
Bahamas
Santa Erika
Bahamas
Santa Heloisa
Bahamas
19.9273%
24.728%
55.3448%
0.19 %
S-BR Global
Bahamas
100 % **
BR Global
Bahamas
83.64% *
16.36% *
BRC
Luxembourg
50.0%
1.94 %
Stichting AK
Netherlands
34.29%
ABInBev
Belgium

* BRC has issued several classes of shares, which represent several underlying investments made by BRC in other companies. S-BR Global and BR Global together hold 100% of the shares of the class which is representing BRC's stake in Anheuser–Busch InBev SA / NV.

** S-BR Global holds 100% of voting shares issued by BR Global.

Information provided the by the controlling shareholder.

Item 15.5 of the reference form.

Company:

1) Shareholders Agreement in force until 2019

a) Parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) Execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) Term

The Company’s shareholders’ agreement shall remain in force until July 1, 2019.

d) Exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A, and InterBrew International B.V. shall make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Company’s shareholders’ agreement provides that the parties shall hold a preliminary meeting before any general meeting or meeting of board of directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties do not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement shall be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule is not applicable in the case of (i) election of members of the board of directors, which shall follow the below-described specific election rule, and (ii) voting of issues requiring unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The issues requiring unanimous approval are as follows:

•        any change in the articles of association of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•        approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•        the Company CEO’s appointment, removal, or replacement;

•        approval or amendment to the remuneration policy for the board of directors and management of the Company and its subsidiaries;

•        approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•        amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•        capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•        consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getúlio Vargas from the date of each payment;

•        creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•        contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•        execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•        providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•        election of committee members for the Company’s board of directors;

•        cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•        filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•        liquidation or dissolution of the Company and/or any of its subsidiaries; and

•        appointment of external auditors for the Company and/or its subsidiaries.

The Company’s shareholders’ agreement provides that, whenever the parties fail to reach a consensus in a preliminary meeting on any of the matters listed above, they shall exercise their voting rights to reject such matter. The Company’s shareholders’ agreement shall provide that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s board of directors appointed by each of them, in violation of its provisions shall be null, void, and ineffective.

e) Appointment of Management or statutory committee members.

Although each Company common share grants the shareholders the right to one vote in the election of the Company’s board of directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall be entitled to elect the majority of Company’s directors.

The Company’s shareholders’ agreement provides that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.—shall be represented on the board of directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they shall be entitled to appoint up to two observers each, to attend the Company’s board of directors meetings, without voting rights. The board of directors of the Company and its subsidiaries shall be composed of at least three and no more than 15 effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remains the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not be allowed to appoint more than four directors, even if its interest in the Company’s capital increases in relation to the minimum interest it held at the agreement execution date. AmBrew S.A. and InterBrew International B.V. may appoint members and their substitutes to the board of directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência’s interest and the joint interest AmBrew S.A. and InterBrew International B.V. will have in the Company’s voting stock.

The shareholders’ agreement provides that the Company will have two co-chairs on the board of directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair shall have the casting vote on matters submitted to the Company’s board of directors.

Each party may remove the director appointed by it to the board of directors of the Company or its subsidiaries, and shall also have the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Company’s shareholders’ agreement provides that shareholders may, by consensus, determine the creation of committees within the Company’s board of directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Competition and Related Parties Compliance Committee and the Operations, Finance, and Compensation Committee being set up immediately.

The election of members of the committees within the Company's board of directors, as indicated above, shall depend on the unanimous approval given by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V.

f) Transfer of shares and preemptive rights

The shareholders’ agreement contains the following provisions concerning the transfer of Company’s shares related to the agreement:

•         Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

•         In case the shares owned by any of the shareholders come to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact shall be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s board of directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer shall remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remains, if any, shall be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceed the price above, the shareholder with constrained shares shall be held liable, to the other shareholder, for the difference in the amount that the other shareholder may have to deposit to purchase the shares.

•         If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intend to dispose of subscription rights relating to Company issued shares they hold, such party shall first offer those rights to the other party, which then can choose to acquire the preemptive right to subscribe for new shares to be issued, within 10 days. If the shareholder that receives the offer chooses not acquire such preemptive right offered, or does not respond by the deadline, the shareholder that offered such preemptive right may dispose of it to third parties, which shall have another 10 days to complete the disposition in question.

The shareholders’ agreement provides that, if the mechanisms described above are not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance shall be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) Description of clauses restricting or binding the voting rights of members of the board of directors.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the board of directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Notwithstanding the foregoing, the decisions of a previous meeting shall not bind the vote of the shareholders, or of members appointed by them to the board of directors of the Company or any of its subsidiaries, in matters related to:

•         taking accounts of the management of the Company and of any of its subsidiaries;

•         examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•         cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•         practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement to be in effect as from 2019 (“New Shareholders’ Agreement”)

The new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013, is expected to become effective on July 2, 2019. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the merger of shares, announced on July 30, 2013, as provided for below, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)      The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)      Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)      Term of effectiveness

Provided that the above requirement is met, the New Shareholders’ Agreement will be effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)      Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)      Appointment of Managers or members of statutory committees

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares). One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Competition and Related Parties Compliance Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)        Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single transaction to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)      Description of clauses restricting or binding the voting rights of members of the board of directors

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s board of directors or those of its subsidiaries, in matters related to:

•         analysis of the Company’s Management accounts and those of any of its subsidiaries;

•         analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•         cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•         practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

Arosuco:

Refer to item 11.(d) above.

Item 15.6 of the reference form.

Company:

There were no material changes in the interests of the members of the controlling group and the Company's management.

Arosuco:

Refer to item 11.(d) above.

Item 15.7 of the reference form.

Company:

a) Event	Corporate Restructuring of Companhia de Bebidas das Américas – Ambev
b) Main Business Conditions

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention of proposing to its shareholders a corporate restructuring aimed at changing its current ownership structure, with two types of shares (common and preferred), to a structure with a single type of common share, to streamline the ownership structure and improve Companhia de Bebidas das Américas – Ambev’s governance, with a view to increasing share liquidity and enhance flexibility in order to manage its capital structure. The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, in a Material Fact released on May 10, 2013, estimated that the corporate restructuring would take place by means of the Company’s incorporation of all the shares issued by Companhia de Bebidas das Américas – Ambev not owned by the incorporator, pursuant to the Brazilian Company law (“Share Merger”); whereby all the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including the shares in the form of American Depositary Receipts (“ADRs”), except for the shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. In view of the Share Merger, each share issued by Companhia de Bebidas das Américas – Ambev, common or preferred share or ADR representing a common or preferred share of Companhia de Bebidas das Américas – Ambev, would entitle its holder to receive five common shares of the Company or five ADRs of the Company, as applicable.

On May 10, 2013, meetings of the board of directors and fiscal council of Companhia de Bebidas das Américas – Ambev and of the Company’s board of directors were held, at which these bodies approved the proposal for the Share Merger, pursuant to the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A.

As a preliminary step to the Share Merger, on June 17, 2013, all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution. Accordingly, the Company now holds 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, and is now its parent company. This contribution did not have any effect on the exchange ratio proposed in the Share Merger or cause dilution for Companhia de Bebidas das Américas – Ambev’s shareholders.

On July 30, 2013, extraordinary shareholders’ meetings of Companhia de Bebidas das Américas – Ambev and of the Company approved, amongst other issues, the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A., the share valuation report and the Share Merger, as well as the increase of the Company’s capital stock subscribed by the managers of Companhia de Bebidas das Américas - Ambev and fully paid by means of transfer of all the shares issued by Companhia de Bebidas das Américas – Ambev, excluding those owned by the Company.

As a result of Share Merger, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev, Ambev S.A., AmBrew S.A., InterBrew International B.V. and Anheuser-Busch InBev N.V/S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

e) Ownership Structure Before and After the Transaction

Before the transaction: (i) the Company held 0.476% interest in the capital stock of Companhia de Bebidas das Américas – Ambev; (ii) the Company’s sole shareholder was InterBrew International B.V.; and (iii) InterBrew International B.V. and AmBrew S.A. were shareholders of Companhia de Bebidas das Américas – Ambev.

After completion of the transaction: (i) the Company now holds 100% of shares issued by Companhia de Bebidas das Américas – Ambev; and (ii) former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

Both minority common and preferred shareholders of shares issued by Companhia de Bebidas das Américas - Ambev took part in the deliberations on the Share Merger. At the extraordinary shareholders’ meeting which resolved on the Share Merger, the minority preferred shareholders had the opportunity to express their views separately.

The votes of AmBrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência and of the Company at the extraordinary shareholders’ meeting which resolved on the Share Merger were aligned with the position expressed separately by other common and preferred shareholders of Companhia de Bebidas das Américas – Ambev, so that the implementation of the Share Merger derived from the favorable opinion of both the common and preferred minority shareholders.

a) Event	Publicly-held company registration obtained
b) Main Business Conditions	On October 30, 2013, the Brazilian Securities Commission - CVM granted the Company’s registration as securities issuer under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009.
c) Companies Involved	Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No alteration in the ownership structure.
e) Ownership Structure Before and After the Transaction	No alteration in the ownership structure.
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the publicly-held company registration obtained did not cause any impact on minority shareholders.

a) Event	Merger of Companhia de Bebidas das Américas – Ambev with the Company
b) Main Business Conditions

The material fact released on December 3, 2013 announced the proposal for the Company’s incorporation of Companhia de Bebidas das Américas – Ambev. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and no longer only through its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Companhia de Bebidas das Américas – Ambev were held which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Companhia de Bebidas das Américas – Ambev, which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was a wholly-owned subsidiary of the Company.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Transaction

Before the transaction the Company held a direct interest representing 100% of the capital stock of Companhia de Bebidas das Américas – Ambev and an indirect interest in the subsidiaries of Companhia de Bebidas das Américas – Ambev.

After completion of the transaction, Companhia de Bebidas das Américas – Ambev was dissolved, so that the Company now holds a direct interest in the former subsidiaries of Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the transaction did not affect minority shareholders, since the Company was holder of 100% of the capital stock of Companhia de Bebidas da América – Ambev.

a) Event	Merger of Ambev Brasil Bebidas S.A. with the Company
b) Main Business Conditions

The material fact released on December 3, 2013, announced the Company’s proposal to incorporate Ambev Brasil Bebidas S.A. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and not only by means of its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Ambev Brasil Bebidas S.A. were held, which approved the merger mentioned above. As a result of the merger, the Company received at their respective book values, all the assets, rights and obligations of Ambev Brasil Bebidas S.A., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Ambev Brasil Bebidas S.A. resulted in an increase of the Company’s capital stock in an amount equivalent to the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of minority shareholders of Ambev Brasil Bebidas S.A., i.e., by R$156,566.05.

c) Companies Involved	Ambev Brasil Bebidas S.A. and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

As a result of the transaction, 62,596 new common shares of the Company were issued in favor of minority shareholders of Ambev Brasil Bebidas S.A., in replacement of the common shares of Ambev Brasil Bebidas S.A. held by them, and these shares were fully subscribed by the managers of Ambev Brasil Bebidas S.A., on account of the respective shareholders, who became shareholders in the Company.

e) Ownership Structure Before and After the Transaction

Before the transaction, the Company directly held a 99% interest in the capital stock of Ambev Brasil Bebidas S.A. and an indirect interest in the subsidiaries of Ambev Brasil Bebidas S.A.

After completion of the transaction, Ambev Brasil Bebidas S.A. was dissolved, and the Company succeeded Ambev Brasil Bebidas S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable since the transaction did not cause any impact on minority shareholders.

a) Event	Acquisition of 50% in the capital stock of Bucanero S.A.
b) Main Business Conditions

On January 28, 2014 AmBev Luxembourg, the Company’s wholly-owned subsidiary, acquired the interest indirectly held by Anheuser-Busch InBev S.A./N.V. in Cerbuco Brewing Inc., which holds 50% in Bucanero S.A., the leading company in the Cuban beer market.

c) Companies Involved	Anheuser-Busch InBev S.A./N.V., AmBev Luxembourg, Cerbuco Brewing Inc. and Bucanero S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect.
e) Ownership Structure Before and After the Transaction

The Company, before the transaction, did not hold any direct or indirect interest in Bucanero S.A. After completion of the transaction, the Company now holds an indirect interest of 50% in Bucanero S.A.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

A Fairness Opinion was obtained from N M Rothschild & Sons (Brasil) Ltda. confirming Cerbuco’s financial valuation prepared by the Company. Referring to the approval of the acquisition of Interbrew International B.V. (“IIBV”)’s interest in Cerbuco, in order to ensure independence, members of the Board of Directors with any conflict of interests did not take part in the resolutions related to this transaction. In addition, compliance with U.S. policy on Cuba (the “Policy To Assist U.S. Persons In Complying with their Obligations under U.S. Sanctions Regarding Cuba”) was approved, and this was filed at the Company’s headquarters. The Legal Officer and Chief Financial and Investor Relations Officer of the Company were granted authority jointly, after consulting the Compliance Committee, to resolve on any and all matters related to any possible direct or indirect activities of the Company in Cuba.

a) Event	Merger of Londrina Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on September 2, 2014, recommended the Company’s incorporation of Londrina Bebidas Ltda., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses.

The Company’s Extraordinary Shareholders’ Meeting was held on October 1, 2014 as well as a Partner’s Resolution of Londrina Bebidas Ltda., which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Londrina Bebidas Ltda., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Londrina Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Londrina Bebidas Ltda. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Londrina Bebidas Ltda. and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Transaction

Before the transaction, the Company held a direct interest of 100% in the capital stock of Londrina Bebidas Ltda.

After completion of the transaction, Londrina Bebidas Ltda. was dissolved and the Company succeeded Londrina Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the transaction did not cause any impact on minority shareholders, since the Company held a 100% interest in the capital stock of Londrina Bebidas Ltda.

a) Event	Merger of Cervejarias Reunidas Skol Caracu S.A. with the Company
b) Main Business Conditions

A Management proposal released on March 29, 2016, recommended the Company’s incorporation of Cervejarias Reunidas Skol Caracu S.A., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing the group's operating and administrative expenses.

The Company’s Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2016 as well as Cervejarias Reunidas Skol Caracu S.A.'s Ordinary and Extraordinary Shareholders' Meeting, which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Cervejarias Reunidas Skol Caracu S.A., which was dissolved, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cervejarias Reunidas Skol Caracu S.A. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Cervejarias Reunidas Skol Caracu S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Cervejarias Reunidas Skol Caracu S.A. and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Transaction

Before the transaction, the Company held a direct interest of 100% in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

After completion of the transaction, Cervejarias Reunidas Skol Caracu S.A. was dissolved and the Company succeeded Cervejarias Reunidas Skol Caracu S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the transaction did not cause any impact on the Company's shareholders, since the Company held a 100% interest in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

a) Event	Merger of Eagle Distribuidora de Bebidas S.A. with the Company
b) Main Business Conditions

A Management proposal released on March 29, 2016, recommended the Company’s incorporation of Eagle Distribuidora de Bebidas S.A, a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing the group's operating and administrative expenses.

The Company’s Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2016 as well as Eagle Distribuidora de Bebidas S.A's Ordinary and Extraordinary Shareholders' Meeting, which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Eagle Distribuidora de Bebidas S.A, which was dissolved, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Eagle Distribuidora de Bebidas S.A was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Eagle Distribuidora de Bebidas S.A was a wholly-owned subsidiary of the Company.

c) Companies Involved	Eagle Distribuidora de Bebidas S.A and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Transaction

Before the transaction, the Company held a direct interest of 100% in the capital stock of Eagle Distribuidora de Bebidas S.A

After completion of the transaction, Eagle Distribuidora de Bebidas S.A was dissolved and the Company succeeded Eagle Distribuidora de Bebidas S.A in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the transaction did not cause any impact on the Company's shareholders, since the Company held a 100% interest in the capital stock of Eagle Distribuidora de Bebidas S.A

a) Event	Merger of Cachoeiras de Macacu Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on March 29, 2017 recommended the merger of Cachoeiras de Macacu Bebidas Ltda., a wholly-owned subsidiary of the Company, into the Company. This merger aimed at streamlining the group’s ownership structure and reducing the group's operating and administrative expenses.

On April 28, 2017, it was held the Company’s Ordinary and Extraordinary Shareholders’ Meeting and the execution of the amendment to the articles of association of Cachoeiras de Macacu Bebidas Ltda., which approved the merger mentioned above.

As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Cachoeiras de Macacu Bebidas Ltda., which was dissolved, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger Cachoeiras de Macacu Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since the Cachoeiras de Macacu Bebidas Ltda.’s owners’ equity was already fully reflected in the shareholders’ equity of the Company, as a result of: (i) the application of the equity method and, considering that the book value of the owners’ equity of Cachoeiras de Macacu Bebidas Ltda. was negative, (ii) the existence of a provision in the Company’s balance sheet in an amount corresponding to the book value of the owners’ equity of Cachoeiras de Macacu Bebidas Ltda.

c) Companies Involved	Cachoeiras de Macacu Bebidas Ltda. and Ambev S.A.

d) Effects of the Transaction on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Transaction

Before the transaction, the Company held a direct interest of 100% in the capital stock of Cachoeiras de Macacu Bebidas Ltda.

After completion of the transaction, Cachoeiras de Macacu Bebidas Ltda. was dissolved and the Company succeeded Cachoeiras de Macacu Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the transaction did not cause any impact on the Company's shareholders, since the Company held a 100% interest in the capital stock of Cachoeiras de Macacu Bebidas Ltda.

Arosuco:

Refer to item 11.(d) above.

Item 15.8 of the reference form.

Company:

Due to the merger of the totality of the shares issued by the Companhia de Bebidas das Américas – Ambev, described above, the shareholders or owners of the American Depositary Receipts (“ADRs”) of Companhia de Bebidas das Américas – Ambev became holders of, respectively: (i) five shares of common stock issued by the Company to each outstanding share of common or preferred stock issued by Companhia de Bebidas das Américas – Ambev, and (ii) five ADRs of the Company for each ADR of Companhia de Bebidas das Américas – Ambev representing a share, whether common or preferred, in Companhia de Bebidas das Américas – Ambev.

On October 30, 2013, CVM registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480/09, as amended. The Company shares and ADRs began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480/09, as amended, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

Extraordinary Shareholders’ Meetings of the Company, Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. were held on January 2, 2014, to approve the above-mentioned mergers by the Company, Companhia de Bebidas das Américas - Ambev and Ambev Brasil Bebidas S.A .

As a result of these mergers, the Company received, at their respective book values, all assets, rights and obligations of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. The latter two were dissolved, their shares were cancelled, and they were succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas - Ambev was concluded without increasing or decreasing the Company’s shareholders’ equity or capital stock, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., on its turn, increased the Company's capital stock in an amount equivalent to the portion of Ambev Brasil Bebidas S.A's shareholders' equity which corresponds to the investment of Ambev Brasil's minority shareholders, that is, R$ 156,566.05, and the Company's capital stock became R$ 57,000,946,244.65, already taking into consideration the capital increases approved and ratified by the Board of Directors in meetings held on October 17, 2013 and December 19, 2013, pursuant to article 8 of the by-laws and article 168 of Law No. 6,404/76, due to the exercise of stock call options by the beneficiaries of the Stock Call Option Plan of the Company.

Arosuco:

Refer to item 11.(d) above.

13.              Number, class and type of securities of each company involved in the transaction held by other companies involved in the transaction, or by persons related to these companies, as defined in the rules for a public tender offer for shares.

On the date hereof, the Company is a holder of 335 quotas representing 99.7% of the capital stock of Arosuco.

14.              Exposure of any of the companies involved in the transaction, or persons related to them, as defined by the rules referring to public tender offers, to derivatives referenced to securities issued by the other companies involved in the transaction.

Not applicable.

15.  Report covering all the trading conducted over the past six (6) months by the persons indicated below in securities issued by the companies involved in the transaction:

(a)           Companies involved in the transaction: (i) private purchase and/or transactions; and (ii) purchase and/or sale transactions in regulated markets;

Not applicable, since there was no purchase and/or sale transactions involving securities issued by the companies in the last 6 months.

During said period, the Company performed Total Return Swap transactions, duly disclosed by the Company pursuant to article 11 of CVM Instruction No. 358/02, which are not characterized on this date as transactions in the purchase or sale of securities.

(b)          Parties related to the companies involved in the transaction:

(i)                 Private purchase transactions

(1) the average price:	R$ 20.71
(2) number of quotas involved:	1,681,596
(3) security involved:	Shares
(4) percentage of each class and type of security:	0.0107%
(5) other material conditions:	Transactions within the scope of the stock option programs approved by the Company's Management

(1) the average price:	USD 6.68176
(2) number of quotas involved:	940,478
(3) security involved:	ADR
(4) percentage of each class and type of security:	0.0060%
(5) other material conditions:	Transactions within the scope of the stock option programs approved by the Company's Management

(ii)                Private Sales Transactions:

(1) the average price:	R$ 7.82177
(2) number of quotas involved:	3,961,234
(3) security involved:	Shares
(4) percentage of each class and type of security:	0.0252%
(5) other material conditions:	Transactions within the scope of the stock option programs approved by the Company's Management

(1) the average price:	US$ 3.81322
(2) number of quotas involved:	2,063,894
(3) security involved:	ADR
(4) percentage of each class and type of security:	0.0131%
(5) other material conditions:	Transactions within the scope of the stock option programs approved by the Company's Management

(iii)             Purchase transactions in regulated markets:

Not applicable, since no securities have been acquired in regulated markets over the past 6 months.

(iv)    Sale transactions in regulated markets:

Not applicable, since no securities have been purchased in regulated markets over the past 6 months.

16. Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Report No. 35 of 2008.

Not applicable.

**  **  **